Ciclet Holdings Inc.

Unit 907-A West Tower Philippine Stock Exchange Center Building

Exchange Road, Ortigas Center Pasig City, Philippines

VIA EDGAR

June 13, 2017

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Ciclet Holdings Inc. Registration Statement on Form S-1 Filed April 19, 2017 File No. 333-217387

Dear Ms. Woo:

This letter is in response to your comment letter dated May 16, 2017, with regard to the Form S-1 filing of Ciclet Holdings Inc., a Nevada corporation ("Ciclet" or the "Company") filed on April 19, 2017. Responses to each comment have been keyed to your comment letter.

Cover page

1.	You indicate that the proceeds from the offering will be held in an escrow account. However, the subscription agreement filed as Exhibit 99.1 indicates that there will not be an escrow agreement. Please clarify whether the offering proceeds will be held in an escrow account and, if so, whether there are any conditions before the company can access the funds in the escrow account.

Response:

The cover page has been updated accordingly.

Prospectus Summary, page 6

2.	Throughout your prospectus, please ensure that you properly characterize the state of your business and avoid the implication that you have a saleable product or any existing customers. Clarify the functions and features described have not yet been developed.

Response:

The amendment has been updated with the requested disclosure throughout.

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Emerging Growth Company, page 7

3.	On page 8 you state that the company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act; however, on page 11 you state that you have irrevocably opted out of the extended transition period provisions. Please revise. If you elect to use the extended transition period for complying with new or revised accounting standards, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:

We have included a risk factor for the extended transition period, and amended the registration statement to reflect our availing the Company of the extended transition period.

Summary of the Offering, page 9

4.	On page 10 you state that if only 75%, 50% or 25% of the shares being offered are sold, the proceeds will be $91,250, $57,500 or $23,750, respectively, which does not agree with the information in the table on page 9. Please revise.

Response:

The amendment has been updated to revise the figures under "Use of Proceeds" on page 10.

Being an Emerging Growth Company, page 11

5.	You state on page 13 that you could be entitled to exemptions under Section 14(a) and (b) of the Exchange Act. Please tell us the circumstances under which you believe you are exempt under Section 14(a) and (b) of the Exchange Act.

Response:

Unless and until the Company becomes subject to the Securities Exchange Act of 1934, it will not be required comply with Section 14(a) and (b). If the Company registers its shares under the Exchange Act, which it may do in the future, it will be required to comply with all of the Exchange Act provisions, including, but not limited to Sections 14(a) and (b).

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Risk Factors

Risk relating to Our Business and Industry, page 14

6.	Please add a risk factor discussing the potential risks to your business if you do not execute and agreement with the software developer you expect to develop and design your application.

Response:

We have added the risk factor as requested.

"Privacy concerns and laws or other domestic…", page 17

7.	Please revise to summarize briefly the privacy laws of the Philippines that impact your operations.

Response:

The amendment has been updated with the requested disclosure.

Description of Business

Competition, page 51

8.	Please discuss your competitive position in the market in which you intend to operate. In this regard, we note that certain of the competitors identified operate in the United States, whereas you intend to operate in the Philippines.

Response:

The amendment has been updated with the requested disclosure.

Potential Market Size of the On Demand Business, page 52

9.	It appears that the industry reports and data discussed in this section relate to the on-demand business market in the United States. Please revise to describe the market for the on-demand business in the Philippines.

Response:

The amendment has been updated with the requested disclosure.

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Government Regulation: Internet, page 55

10.	Please include a brief summary of the Philippine regulations that impact your business. See Item 101(h)(4)(ix) of Regulation S-K.

Response:

The amendment has been updated with the requested disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources as of January 31, 2017, page 61

11.	You state on page 60 that you will require minimum funding of $40,000 to conduct your proposed operations and pay all expenses for a minimum period of one year. Please also disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K, as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Response:

The amendment has been updated with the requested disclosure.

Part II – Information Not Required in the Prospectus

Exhibits and Financial Statement Schedules, page 69

Exhibit 5.1

12.	Please file a revised legal opinion that clearly states the shares "will be" validly issued, fully paid, and non-assessable, as the registered shares are not outstanding.

Response:

A revised Exhibit 5.1 will be filed with the amendment.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

There are no written communications other than what is contained in the S1 and exhibits.

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Please contact me with any further comments or questions. The Company will file the redlined version and this letter as EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically (jumawanventures@gmail.com). If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Eugenio L. Jumawan Jr.

Eugenio L. Jumawan Jr., President

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